Notification on the Setting of Record Date of Extraordinary Shareholders Meeting

October 6, 2017

To all the shareholders,

Tamio Yoshimatsu
Representative Director & President
Coca-Cola Bottlers Japan Inc.
9-66, 7-chome, Hakozaki, Higashi-ku, Fukuoka

Please be informed that CCBJI has decided to set October 23rd, 2017 (Mon) as the date to record the names of all the shareholders of CCBJI as of that date in the shareholder register to finalize the shareholders who can exercise their voting right in the extraordinary shareholders meeting scheduled to be convened in early December 2017.
We will notify the details of this extraordinary shareholders meeting (date & time, venue, agenda, etc.) as soon as they are approved in the Board of Directors meeting held in the near future.
Please also note that the company is not planning to include any matters that may significantly impact the company’s business performance (such as, M&A) in this extraordinary shareholders meeting agenda.

Business Office of the Shareholder Register Administrator	Mitsui Sumitomo Trust Bank Stock Transfer Agency Business Planning Dept. 5-33, 4-chome, Kitahama, Chuo-ku, Osaka

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